SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
All American Group, Inc.
(Name of Issuer)
All American Group, Inc.
All American Acquisition Corporation
All American Group Holdings, LLC
H.I.G. All American, LLC
All American Homes Holdings, LLC
H.I.G. Capital Partners IV, L.P.
H.I.G. Advisors IV, L.L.C.
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
Matthew Sanford
Fabian de Armas
(Name of Persons Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
016437 10 5
(CUSIP Number of Class of Securities)

All American Group, Inc. Richard M. Lavers Chief Executive Officer 2831 Dexter Drive Elkhart, Indiana 46514 (574) 266-2500	All American Group Holdings, LLC c/o H.I.G. Capital, LLC Matthew Sanford Richard H. Siegel, Esq. 1450 Brickell Avenue, Suite 3100 Miami, Florida 33131
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
copies to:

James A. Strain, Esq. Taft Stettinius & Hollister LLP One Indiana Square Suite 3500 Indianapolis, Indiana 46204 Tel: (317) 713-3500	Jorge L. Freeland, Esq. White & Case LLP 200 South Biscayne Boulevard Suite 4900 Miami, Florida 33131-2352 Tel: (305) 371-2700
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☑	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,338,973	$309.37

*	For purposes of calculating the fee only, the transaction value was calculated by adding (a) the product of (i) the 16,273,204 shares of All American Group, Inc. common stock, no par value (the “Common Shares”) held by shareholders other than H.I.G. All American, LLC and its affiliates by (ii) $0.20 (the cash portion of the merger consideration), plus (b) the product of (i) 36,757,069 trust units that will be issued as additional merger consideration in exchange for the Common Shares outstanding by (ii) the difference between (A) $0.2295 (which represents the average of the high and low prices for Common Shares as of December 10, 2010 per share), minus (B) $0.20 (the cash portion of the merger consideration).

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the proposed maximum aggregate value of the transaction, as described above.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77.31

Form or Registration No.: Schedule 14A/S-4 — Preliminary Proxy Statement/Registration Statement on Form S-4

Filing Party: All American Group, Inc. and Specialty Vehicles Liquidating Trust

Date Filed: December 17, 2010

INTRODUCTION
     This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): All American Group, Inc., an Indiana corporation (the “Company,” or “AAG”), All American Group Holdings, LLC, a Delaware limited liability company (“Acquiror”), All American Acquisition Corporation, an Indiana Corporation and wholly owned subsidiary of Acquiror (“Acquisition Sub”), H.I.G. All American, LLC, a Delaware limited liability company (the “Lender”), All American Homes Holdings, LLC, a Delaware limited liability company (“Holdings”), H.I.G. Capital Partners IV, L.P., a Delaware limited partnership (“Fund IV”), H.I.G. Advisors IV, L.L.C., a Delaware limited liability company (“Advisors IV”), H.I.G.-GPII, Inc., a Delaware corporation (“GP II”), and Messrs. Sami W. Mnaymneh, Anthony A. Tamer, Matthew Sanford and Fabian de Armas (the Lender, Holdings, Fund IV, Advisors IV, GP II, and Messrs. Mnaymneh, Tamer, Sanford and de Armas are collectively referred to in this Schedule 13E-3 as the “Purchaser Group”).
     On November 8, 2010, Acquiror, Acquistion Sub, AAG, and Richard M. Lavers, as Shareholders Representative entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Acquisition Sub with and into AAG (the “Merger”). AAG will be the surviving corporation in the Merger and, immediately following the Merger, Acquiror will own all of the outstanding capital stock of AAG. Each common share, without par value (a “Common Share”), of AAG (other than Common Shares held by AAG, Acquiror and its affiliates, or shareholders that perfect their dissenters’ rights under Indiana law) will be automatically converted into the right to receive $0.20 in cash (the “Cash Consideration”) and all shareholders, other than shareholders who perfect their dissenter’s rights under Indiana law, will receive one unit of beneficial interest in a liquidating trust (a “trust unit”) that will represent a contingent right to receive proceeds from the potential sale of AAG’s specialty vehicles business in accordance with the terms of the Merger Agreement (collectively, the “Merger Consideration”), for each Common Share they own.
     The Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including approval of the Merger Agreement by the shareholders of AAG. Shareholder approval of the Merger Agreement requires the affirmative vote of a majority of the outstanding Common Shares. The Merger Agreement requires that Acquirer and its affiliates all vote in favor if the Merger. Since the Lender owns 20,483,865 Common Shares, representing approximately 55.7% of the outstanding Common Shares, approval of the Merger is assured.
     Concurrently with the filing of this Schedule 13E-3, AAG is filing with the SEC a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 which forms a part of the Registration Statement being filed by Specialty Vehicles Liquidating Trust on Form S-4 (collectively, the “Proxy Statement”) relating to a special meeting of shareholders of AAG. At the meeting, AAG shareholders will (1) consider and vote upon a proposal to approve the Merger Agreement and (2) transact such other business as may properly come before the special meeting or any adjournment or postponement thereof. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

     The information contained in this Schedule 13E-3 and the Proxy Statement concerning AAG was supplied by AAG, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than AAG was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.
     As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized or other terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement.
     The filing of this Transaction Statement shall not be construed as an admission by any filing person or by any affiliate of a filing person that it is “controlled” by any other filing person, or that any filing person is an “affiliate” of another filing person within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet.
Item 1001 of Regulation M-A:
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.”
Item 2. Subject Company Information.
Item 1002 of Regulation M-A:
(a)	Name and Address. The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET — The Parties” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “INFORMATION CONCERNING THE SPECIAL MEETING — Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes” is incorporated herein by reference. The exact title of the class of the subject equity securities is “Common Stock, no par value” (the “Common Shares”). There were 36,750,083 outstanding Common Shares as of October 31, 2010.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “TRADING MARKET AND PRICE FOR COMMON SHARES” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “TRADING MARKET AND PRICE FOR COMMON SHARES — Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. On August 3, 2010, the “Lender” exercised warrants to purchase 20,483,865 Common Shares for $.00001 per share. The warrants were issued to the Lender in connection with that certain Loan Agreement, dated October 27, 2009, between the Lender, AAG and certain of AAG’s subsidiaries.
Item 3. Identity and Background of Filing Persons.
Item 1003 of Regulation M-A:

(a)-(c)	Name and Address; Business and Background of Entities; Business Background of Filing Persons. The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET — The Parties” is incorporated herein by reference. AAG is the subject company.

This Schedule 13E-3 is also being filed by the Purchaser Group, each of whose business address and principal place of business of each member of the Purchaser Group is 1450 Brickell Avenue, Suite 3100, Miami, Florida 33131 and the telephone number is (305) 379-2322.

H.I.G. All American, LLC

The Lender is a Delaware limited liability company that was formed for the specific purpose of consummating the transactions contemplated by that certain Loan Agreement, dated October 27, 2009, among the Lender, AAG and certain of AAG’s subsidiaries, pursuant to which the Lender (i) purchased certain Secured Subordinated Convertible Tranche B Notes from AAG and certain of its subsidiaries in the initial principal amount of $10 million, (ii) committed to extend a line of credit to AAG and its subsidiaries of up to $10 million and (iii) was issued a warrant to purchase an initial amount of up to 6,654,855 Common Shares (the “Loan Agreement”).

The Lender’s executive officers are:

Matthew Sanford — Chief Executive Officer and President Fabian de Armas — Vice President and Secretary

All American Homes Holdings, LLC

Holdings is a Delaware limited liability company formed for the sole purpose of holding a majority of the membership interests of the Lender. Messrs. Matthew Sanford and Fabian de Armas are the managers of Holdings.

H.I.G. Capital Partners IV, L.P.

Fund IV is a limited partnership organized under the laws of the State of Delaware and is the majority member of Holdings. Its principal business is making private equity investments. Its general partner is Advisors IV.

H.I.G. GP-II, Inc.

GP II is a corporation organized under the laws of Delaware and is the manager of Advisors IV. Its principal business is to serve as a management company for several affiliates.

The directors and executive officers of GP II are as follows:

Anthony A. Tamer — Co-President, Director Sami W. Mnaymneh — Co-President, Director

Sami W. Mnaymneh, Anthony A. Tamer, Matthew Sanford and Fabian de Armas

Messrs. Mnaymneh and Tamer are the two lead principals of various entities known as “H.I.G.,” including several investment funds and entities that hold minority and majority positions in a number of companies. Additionally, Messrs. Mnaymneh and Tamer are the directors and sole shareholders of GP II. Mr. Sanford is a Managing Director and Mr. de Armas is a principal with H.I.G. Capital Management, Inc.

Mr. Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has been an active investor in a number of sectors including telecommunications services and information technology, and has been extensively involved in H.I.G.’s industry consolidation investments. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies. Mr. Mnaymneh serves on a number of boards of portfolio companies managed by H.I.G.

Mr. Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has led a number of successful investments at H.I.G. in both the management buyouts and venture capital arenas. Mr. Tamer has extensive experience working with, and coaching, early stage and middle-market companies. He is a board member of several H.I.G. portfolio companies. Prior to co-founding H.I.G., Mr. Tamer was a partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients. Mr. Tamer serves on a number of boards of portfolio companies managed by H.I.G.

Mr. Sanford is a Managing Director for H.I.G. Capital Management Inc. and has been employed by H.I.G. since 2000. Prior to joining H.I.G., he held management consulting positions with Bain & Company and Pittiglio, Rabin, Todd and McGrath as well as serving as a senior executive of the Hospital for Special Surgery in New York, NY. Mr. Sanford currently serves on the board of AAG and also serves on the boards of NPS, Inc. (2001 to present), Accupac, Inc. (2003 to Present), Excel Homes Group, LLC (since April, 2010). He previously served on the boards of Claymont Steel from 2005 to 2008, Milacron Inc. from 2007 to 2008, and Transtar Metals Holdings from 2003 to 2006.

Mr. de Armas is a principal with H.I.G. Capital Management, Inc., and originally joined that firm in 2005. Prior thereto, Mr. de Armas was an investment banker with Edgeview Partners from 2001 to 2005, and with Bowles Hollowell Conner from 1999 to 2001. In addition to currently serving on the board of AAG, Mr. de Armas serves on the boards of Test America Environmental Services, LLC (since 2006), Rotorcraft Leasing Company, LLC (since 2007), Vaupell Holdings, LLC (since 2007), Excel Homes Group, LLC (since April, 2010) and VAS Aero Services, LLC (since October, 2010). He also served on the board of Flight Options, LLC from 2007 to 2009.

None of the filing persons: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person who is included in the Purchaser Group is a U.S. citizen.
Item 4. Terms of the Transaction.
Item 1004 of Regulation M-A:

(a)(1)	Material Terms. Tender Offers. Not Applicable.

(a)(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT SPECIAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” “COMPARATIVE RIGHTS OF AAG SHAREHOLDERS AND SPECIALTY VEHICLES LIQUIDATING TRUST UNIT HOLDERS,” “Annex A — Agreement and Plan of Merger,” and “Appendix B — Liquidating Trust Agreement.”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—Purpose and Structure of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” and “SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of AAG,” “THE PARTIES” and “THE MERGER AGREEMENT.”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “THE MERGER AGREEMENT—Manner and Basis of Converting Shares,” “RIGHTS OF DISSENTING SHAREHOLDERS,” and “Appendix C — Chapter 44 of the Indiana Business Corporation Law”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Recommendations of the Special Committee and the Board,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board” and “SPECIAL FACTORS—Position of the Acquiror as to the Fairness of the Merger.” There are no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET—Description of the Trust Units,” “MERGER AGREEMENT—Liquidating Trust Agreement,” “MERGER AGREEMENT—Listing of Units in the Liquidating Trust,” “COMPARATIVE RIGHTS OF AAG SHAREHOLDERS AND SPECIALTY VEHICLES LIQUIDATING TRUST UNIT HOLDERS” and “Appendix B — Liquidating Trust Agreement.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A:
(a)	Transactions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background” is incorporated herein by reference.

On October 27, 2009 the Lender entered into the Loan Agreement with AAG pursuant to which, the Lender (i) purchased certain Secured Subordinated Convertible Tranche B Notes from AAG and certain of its subsidiaries in the initial principal amount of $10 million, which were convertible into Common Shares at an initial exercise price of $0.979 per share (the “Original Tranche B Note”), (ii) committed to extend a line of credit to AAG and its subsidiaries of up to $10 million, and (iii) was issued a warrant to purchase up to 6,654,855 Common Shares at an exercise price of $.00001 per share (the “Original Warrant”). The Original Tranche B Note accrued interest at 20% per annum and the interest could be paid-in-kind by the issuance of additional notes. Both the Original Warrant and the Original Tranche B Note contained anti-dilution protection in the event AAG issued in excess of 16,403,409 Common Shares. In addition, the Original Tranche B Note had a price protection feature that reduced the conversion price if the 90 day average price of the Common Shares fell below $0.979 at any time prior to April 27, 2010. The conversion price of the Original Tranche B Note was also subject to reduction if AAG defaulted on certain of its financial covenants contained in the Loan Agreement.

On April 5, 2010, the Lender, AAG and certain of AAG’s subsidiaries entered into a First Amendment to the Loan Agreement (the “First Amendment”). In the First Amendment, the Lender waived specified events of default that had occurred under the Loan Agreement prior to April 5, 2010. AAG issued a new warrant to purchase up to 9,557,939 Common Shares (the “First Amendment Warrant”) (i) in satisfaction of the default Common Shares that AAG was required to issue when it defaulted under the Loan Agreement, (ii) to eliminate the price protection feature in the Original Tranche B Note, and (iii) as consideration to the Lender for entering into the First Amendment. The Original Warrant and the Original Tranche B Note were amended and restated to reflect the anti-dilution adjustments that occurred as a result of the issuance of the First Amendment Warrant and the other amendments contained in the First Amendment (the Original Tranche B Note, as amended is referred to herein as the “Amended Tranche B Note”).

On August 3, 2010, the Lender exercised in full the Amended and Restated Warrant and the First Amendment Warrant. As a result of the Lender’s exercise of such warrants, on August 5, 2010 AAG issued to the Lender a new Warrant (the “New Warrant”) in satisfaction of AAG’s obligations under existing agreements with the Lender. In the event AAG issues in excess of 36,887,274 shares of Common Stock, the New Warrant is exercisable for Common Shares to protect the Lender from having its position diluted by the equity issuance.

On August 24, 2010, the Lender, AAG and certain of AAG’s subsidiaries entered into a Limited Waiver of Specified Defaults pursuant to which the Lender waived certain defaults under the Loan Agreement and AAG agreed to (i) pay a waiver fee to the Lender of $720,971, and (ii) reimburse $100,000 of costs and expenses incurred by the Lender.

The descriptions of the Loan Agreement and the New Warrant are qualified in their entirety by the terms and conditions of the

Loan Agreement and the New Warrant, that are filed as Exhibits (d)(2), (d)(3) and (d)(6) to this Schedule 13E-3 and incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger.”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” “Appendix A — Agreement and Plan of Merger.”

The text of Item 5(a) of this Schedule 13E-3 is incorporated into this Item 5(e) by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “Appendix A — Agreement and Plan of Merger.”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “RISK FACTORS—The trust’s sole asset is a contingent right that may not result in any proceeds to you,” “SPECIAL FACTORS—Background,” ‘SPECIAL FACTORS—Purpose and Structure of the Merger,” ‘SPECIAL FACTORS—Plans for AAG after the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “TRADING MARKET AND PRICE FOR COMMON SHARES—Dividends.”
Item 7. Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A:
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—Background” and “SPECIAL FACTORS—Purposes and Structure of the Merger.”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” and “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board.”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Plans for AAG after the Merger,” and “THE MERGER AGREEMENT—Acquiror’s Reasons for the Merger.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS— Fees and Expenses,” “SPECIAL FACTORS — Material United States Federal Income Tax Consequences of the Merger,” “THE MERGER AGREEMENT,” “Appendix A — Agreement and Plan of Merger,” and “Appendix B—Liquidating Trust Agreement.”
Item 8. Fairness of the Transaction.
Item 1014 of Regulation M-A:
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” and “SPECIAL FACTORS—Position of the Acquiror as to the Fairness of the Merger.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “SPECIAL FACTORS—Position of the Acquiror as to the Fairness of the Merger,” and “Appendix D—Opinion of Houlihan Lokey Financial Advisors, Inc.”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “RISK FACTORS—Risk Relating to the Merger,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS—Background,” “THE MERGER AGREEMENT—Other Covenants” and “Appendix A — Agreement and Plan of Merger.”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board,” and “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board.”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” and “SPECIAL FACTORS—Purposes and Structure of the Merger.”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” and “SPECIAL FACTORS—Purposes and Structure of the Merger.”

Item 9. Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A:
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background,” and “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” and “Appendix D—Opinion of Houlihan Lokey Financial Advisors, Inc.”

(c)	Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of AAG during its regular business hours by any interested holder of our Common Shares or any representative who has been designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A:

(a)-(d)	Sources of Funds or other Consideration; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Financing of the Merger,” “SPECIAL FACTORS—Fees and Expenses,” “THE MERGER AGREEMENT—Termination of the Merger Agreement,” “THE MERGER AGREEMENT—Fees and Expenses” and “Appendix A — Agreement and Plan of Merger.”
Item 11. Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” and “SECURITIES OWNERSHIP.”

As a result of 20,483,865 Common Shares issued to the Lender, and 21,156,658 Common Shares issuable to the Lender upon conversion of the Amended Tranche B Notes, the Lender may be deemed to be the beneficial owner of 41,640,523 Common Shares, which represents in the aggregate approximately 71.90% of the outstanding Common Shares. In addition, should AAG elect to pay interest on the Amended Tranche B Notes by issuing payment in kind Amended Tranche B Notes, the Lender’s and the Purchaser Group’s ownership will increase accordingly. Interest on the Amended Tranche B Note is due on March 30 and October 30 of each year. The other members of the Purchaser Group, other than Messrs. Matthew Sanford and Fabian de Armas, may be deemed to the be the beneficial owners of all of such shares as follows: Holdings, in its capacity as the owner of a majority of the equity interests of the Lender; Fund IV, in its capacity as the owner of a majority of the equity interests of Holdings; Advisors IV, as the general partner of Fund IV; GP II, as the manager of Advisors IV; and Messrs. Tamer and Mnaymneh as co-presidents, directors and the only shareholders of GP II.

The percentages calculated in this Item 11 are based upon an aggregate of 36,750,083 Common Shares outstanding as of October 31, 2010 (as disclosed in AAG’s Quarterly Report on Form 10-Q filed on November 12, 2010), as adjusted to reflect the 21,156,658 shares of Common Stock issuable to the Lender upon conversion of the Tranche B Notes. The filing of this Schedule 13E-3 by the filing persons shall not be considered an admission that such filing persons, for the purpose of Section 13(d) or 13(e) of the Exchange Act, are the beneficial owners of any of the Common Shares covered in this Item 11, and the filing persons expressly disclaim such beneficial ownership.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “RECENT TRANSACTIONS.”
Item 12. Solicitation or Recommendation.
Item 1012 of Regulation M-A:
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “SPECIAL FACTORS—Position of the Acquiror as to the Fairness of the Merger,” “SPECIAL FACTORS—Voting Intentions of the Directs and Officers of AAG,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” and “THE MERGER AGREEMENT—Interest of Our Executive Officers and Directors in the Merger.”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT SPECIAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS—Background,” “SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “SPECIAL FACTORS—Position of the Acquiror as to the Fairness of the Merger,” “SPECIAL FACTORS—Purposes and Structure of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Meger,” and “THE MERGER AGREEMENT—Interest of Our Executive Officers and Directors in the Merger.”
Item 13. Financial Statements.
Item 1010 of Regulation M-A:
(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “FINANCIAL INFORMATION,” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in AAG’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and in its quarterly report on Form 10-Q for its quarter ended September 30, 2010 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation,” and “SPECIAL FACTORS—Background.”
Item 15. Additional Information.
Item 1011 of Regulation M-A:
(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Preliminary proxy statement for the Special Meeting of the shareholders of All American Group, Inc. and Registration Statement of Specialty Vehicles Liquidating Trust on Form S-4, incorporated herein by reference to the Schedule 14A/S-4 filed by AAG with the SEC on December 17, 2010 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of AAG common stock, filed with the SEC together with the Proxy Statement (incorporated herein by reference to the Schedule 14A/S-4 filed by AAG with the SEC on December 17, 2010).

(a)(3)	Form of Letter to shareholders of AAG, filed with the SEC together with the Proxy Statement.

(a)(4)	Form of Notice of Special Meeting to shareholders of AAG, filed with the SEC together with the Proxy Statement.

(c)(1)	Opinion of Houlihan Lokey Financial Advisors, Inc. (attached as Appendix D to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation of Houlihan Lokey Financial Advisors, Inc. to the Special Committee of the Board of Directors of All American Group, Inc., dated November 8, 2010.

(d)(1)	Agreement and Plan of Merger dated as November 8, 2010, by and among Acquiror, Acquisition Sub, AAG and Richard M. Lavers (attached as Appendix A to the Proxy Statement and incorporated herein by reference).

(d)(2)	Loan Agreement dated as of October 27, 2009 among Coachmen Industries, Inc., and H.I.G. All American, LLC (incorporated by reference to Exhibit 2.1 to AAG’s Current Report on Form 8-K/A filed October 29, 2009).

(d)(3)	First Amendment to Loan Agreement dated April 5, 2010 among Coachmen Industries, Inc. and H.I.G. All American, LLC, (incorporated by reference to Exhibit 2.1 to the AAG’s Current Report on Form 8-K filed April 9, 2010).

(d)(4)	Limited Waiver of Specified Defaults dated as of August 24, 2010 among H.I.G. All American, LLC, All American Group, Inc. (f/k/a Coachmen Industries, Inc.), All American Homes, LLC, All American Homes of Colorado, LLC, All American Homes of Georgia, LLC, All American Homes of Indiana, LLC, All American Homes of Iowa, LLC, All American Homes of North Carolina, LLC, All American Homes of Ohio, LLC, All American Building Systems, LLC, All American Specialty Vehicles, LLC, Coachmen Motor Works, LLC, Coachmen Motor Works of Georgia, LLC, Consolidated Building Industries, LLC, Consolidated Leisure Industries, LLC, Coachmen Operations, Inc., Coachmen Properties, Inc., Mod-U-Kraf Homes, LLC, and Sustainable Designs, LLC (incorporated by reference to Exhibit 10 to AAG’s Current Report on Form 8-K filed August 25, 2010).

(d)(5)	Second Amended and Restated 20% Secured Subordinated Convertible Tranche B Note, dated August 24, 2010, by and among All American Group, Inc. and H.I.G. All American, LLC, (incorporated by reference to Exhibit 4 to AAG’s Current Report on Form 8-K filed August 25, 2010).

(d)(6)	Common Stock Purchase Warrant dated August 5, 2010, between All American Group, Inc. (f/k/a Coachmen Industries, Inc.) and H.I.G. All American, LLC, (incorporated by reference to Exhibit 4 to AAG’s Current Report on Form 8-K filed August 11, 2010).

(d)(7)	Registration Rights Agreement dated as of October 27, 2009 between Coachmen Industries, Inc., and H.I.G. All American, LLC (incorporated by reference to Exhibit 4.5 to AAG’s Current Report on Form 8-K/A filed October 29, 2009).

(d)(8)	First Amendment to Registration Rights Agreement, dated April 5, 2010, between Coachmen Industries, Inc. and H.I.G. All American, LLC, (incorporated by reference to Exhibit 4.5 to AAG’s Current Report on Form 8-K filed April 9, 2010).

(d)(9)	Power of Attorney regarding amendments to Schedule 13E-3, dated as of December 17, 2010, granted by the members of the Purchaser Group in favor of Richard Siegel.

(d)(10)	2000 Omnibus Stock Incentive Program (incorporated by reference to Exhibit A to AAG’s Proxy Statement dated March 27, 2000 for its Annual Meeting in 2000).

(d)(11)	Form of the 2006 Restricted Stock Award Agreement and listing of the maximum number of shares each Executive Officer may earn under the Agreements (incorporated by reference to Exhibit 10(a) to AAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(f)(1)	Dissenters’ rights of appraisal are described under the caption “RIGHTS OF DISSENTING SHAREHOLDERS” set forth in the Proxy Statement and in appendix C to the Proxy Statement (entitled “Chapter 44 of the Indiana Business Corporation Law”) and are incorporated herein by reference.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

ALL AMERICAN GROUP, INC.
Date: December 17, 2010	By:	/s/ Richard M. Lavers
Richard M. Lavers, Chief Executive Officer

ALL AMERICAN GROUP HOLDINGS, LLC
Date: December 17, 2010	By:	/s/ Matthew Sanford
Matthew Sanford, Manager

ALL AMERICAN ACQUISITION CORPORATION
Date: December 17, 2010	By:	/s/ Matthew Sanford
Matthew Sanford, President

H.I.G. ALL AMERICAN, LLC
Date: December 17, 2010	By:	/s/ Matthew Sanford
Matthew Sanford, President

ALL AMERICAN HOMES HOLDINGS, LLC
Date: December 17, 2010	By:	/s/ Matthew Sanford
Matthew Sanford, Manager

H.I.G. CAPITAL PARTNERS IV, L.P. By: H.I.G. Advisors IV, L.L.C. Its: General Partner By: H.I.G.-GPII, Inc. Its: Manager
Date: December 17, 2010		/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

H.I.G. ADVISORS IV, L.L.C. By: H.I.G.-GPII, Inc. Its: Manager
Date: December 17, 2010		/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

H.I.G.-GPII, INC.
Date: December 17, 2010	By:	/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

Date: December 17, 2010	By:	/s/ Sami Mnaymneh
Sami Mnaymneh

Date: December 17, 2010	/s/ Anthony A. Tamer
Anthony A. Tamer

Date: December 17, 2010	/s/ Matthew Sanford
Matthew Sanford

Date: December 17, 2010	/s/ Fabian de Armas
Fabian de Armas